State of Delaware
Secretary of State
Division of Corporations
Delivered 11:52 AM 01/16/2025
FILED 11:52 AM 01/16/2025
SR 20250152070 - File Number 4324016

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
AMERICAN BATTERY MATERIALS INC.

AMERICAN BATTERY MATERIALS INC. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify that:

FIRST: The name of this Corporation is: **American Battery Materials Inc.** The Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware on March 26, 2007 (the "Certificate of Incorporation") under the name: Internet Media Services, Inc.

SECOND: The amendments to the Certificate of Incorporation effected by this Certificate of Amendment is to: (i) reflect a reverse stock split, with a ratio of 1:5, of the Corporation's common stock, par value $0.001 per share (the "Common Stock"), so that every five (5) issued and outstanding or treasury shares of the Corporation's Common Stock will become (1) issued and outstanding or treasury share of the Corporation's Common Stock, and (ii) decrease the authorized Common Stock of the Corporation from the current 4,500,000,000 authorized shares of Common Stock to 100,000,000 authorized shares of Common Stock, the par value of the class Common Stock will remain the same at $0.001 per share. The 10,000,000 authorized shares of the Corporation's preferred stock, par value $0.001 per share (the "Preferred Stock") will not change.

THIRD: This Certificate of Incorporation of the Corporation is hereby amended by striking "Article 4 – Corporate Capitalization" thereof, so that, as amended, said "Article 4 – Corporate Capitalization" shall read in its entirety, as follows:

> "**Article 4 – Corporate Capitalization**. The amount of total common stock the corporation is authorized to issue is 100,000,000 shares with a par value of $0.001 per share (the "Common Stock"). All holders of shares of Common Stock shall be identical in every respect.
>
> The amount of total preferred stock the corporation is authorized to issue is 10,000,000 shares with a par value of $0.001 per share (the "Preferred Stock").
>
> The Preferred Stock may be issued in one or more series, and shall have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional, or other special rights (including conversion or exchange rights), and qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issuance of such stock adopted from time to time by the Board of Directors. The Board of Directors is hereby expressly vested with the authority to determine and fix in the resolution or resolutions providing for the issuance of the Preferred Stock the voting powers, designations, preferences and rights, and the qualifications, limitations, or restrictions thereof, of each such series to the full extent now or hereafter permitted by the DGCL.

Effective upon the filing of this Certificate of Amendment to Certificate of Incorporation (the "Amendment") with the Secretary of State of the State of Delaware (the "Effective Time"), every five (5) shares of Common Stock then issued and outstanding or held in the treasury of the Corporation immediately prior to the Effective Time shall automatically be combined into one (1) share of Common Stock, without any further action by the holders of such shares (the "Reverse Stock Split"). The Reverse Stock Split will be effected on a certificate-by-certificate basis, and any fractional shares resulting from such combination shall be rounded up to the nearest whole share on a certificate-by- certificate basis. No fractional shares shall be issued in connection with the Reverse Stock Split. A holder of Common Stock who would otherwise be entitled to receive just a fractional share as a result of the Reverse Stock Split will receive one whole share of Common Stock in lieu of such fractional share. Each stock certificate or book-entry position that, immediately prior to the Effective Time, represented shares of Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate or book-entry position have been reclassified pursuant to the Reverse Stock Split. All rights, preferences, and privileges of the Common Stock and the Preferred Stock of the Corporation shall be appropriately adjusted to reflect the Reverse Stock Split in accordance with this Amendment."

FOURTH: That, by written consent executed in accordance with Section 228 of the DGCL, the holders of a majority of the outstanding stock of the Corporation entitled to vote thereon, and the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, was given written notice of the proposed Amendment and voted in favor of the adoption of the Amendment. The necessary numbers of shares, as required by statute, were voted in favor of the Amendment.

FIFTH: The Amendment was duly adopted in accordance with Section 242 of the DGCL.

SIXTH: All other provisions of the Certificate of Incorporation shall remain in full force and effect.

SEVENTH: The Amendment shall be effective as of 12:01 a.m, Eastern Time, on January 24, 2025.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be executed on this 16th day of January, 2025.

AMERICAN BATTERY MATERIALS INC.

By: /s/ David E. Graber

Name: David E. Graber
Title: Chief Executive Officer

12757759-3